Exhibit 21

Midas, Inc.

Subsidiaries of the Registrant

As of January 3, 2004

	Place of Incorporation	Percent of Stock Owned or Controlled by the Registrant
Midas, Inc. (Registrant)	Delaware	100%
Midas International Corporation	Delaware	100%
Midas Illinois, Inc.	Illinois	100%
Midas Realty Corporation	Delaware	100%
Midas Properties, Inc.	New York	100%
Muffler Corporation of America	Illinois	100%
Dealers Wholesale, Inc.	Delaware	100%
Huth, Inc.	Delaware	100%
International Parts Corporation	Delaware	100%
Parts Warehouse, Inc.	Delaware	100%
Midas International Corporation (Wyo)	Wyoming	100%
Progressive Automotive Systems, Inc.	Delaware	100%
Cosmic Holdings LLC	Delaware	100%
MDS Automotive Holdings, B.V.	Netherlands	100%
Midas Automotive International, B.V.	Netherlands	100%
Midas Canada Holdings Ltd	Canada	100%
Midas Canada Inc.	Canada	100%
Midas Realty Corporation of Canada, Inc.	Canada	100%
Cosmic Holdings Corporation	Delaware	100%